SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Care.com, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share (“Common Shares”)

Series A Convertible Preferred Stock, par value $0.001 per share (“Preferred Shares”)

(Title of Class of Securities)

141633107 (Common Shares)

None (Preferred Shares)

(CUSIP Number)

Gregg Winiarski

Executive Vice President, General Counsel and Secretary

IAC/InterActiveCorp

555 West 18th Street

New York, New York 10011

(212) 314-7300

Copy to:

Brandon Van Dyke

Richard Oliver

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1	Names of Reporting Persons IAC/InterActiveCorp

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,000 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,000 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100% (1)

14	Type of Reporting Person CO

(1)           See Items 4 and 5. Calculation of share numbers and percentage based on the following: At the Effective Time (as defined in the Original 13D (as defined herein)), and as a result of the Merger (as defined in the Original 13D), all outstanding shares of capital stock of Merger Sub (as defined herein) issued and outstanding immediately prior to the Effective Time were converted into an aggregate of 1,000 shares of newly and validly issued, fully paid and non-assessable shares of common stock of the Surviving Corporation (as defined in the Original 13D). Consequently, following the consummation of the Merger on February 11, 2020, Parent (as defined herein) became the direct owner of, and for purposes of Rule 13d-3, beneficially owns, and has the sole power to vote and dispose of, 1,000 shares of common stock of the Surviving Corporation, representing the only outstanding capital of the Surviving Corporation.

1	Names of Reporting Persons Buzz Merger Sub Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14	Type of Reporting Person CO

(1)           See Items 4 and 5. As of the Effective Time, this Reporting Person (as defined herein) merged with and into Issuer (as defined herein), with Issuer surviving as a wholly-owned subsidiary of Parent (as defined herein).

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on December 30, 2019 (the “Original 13D” and, together with this Amendment, the “Schedule 13D”), and is being jointly filed on behalf of (i) IAC/InterActiveCorp, a Delaware corporation (“Parent”), and (ii) Buzz Merger Sub Inc., a Delaware corporation (“Merger Sub” and, together with Parent, the “Reporting Persons”). Capitalized terms used in this Amendment but not otherwise defined herein have the meanings set forth in the Original 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended and restated in its entirety as follows:

“On February 11, 2020, Parent consummated the acquisition of Issuer through the Merger. The aggregate consideration payable in connection with shares of Company Common Stock (as defined in the Original 13D) and Company Preferred Stock (as defined in the Original 13D) upon the consummation of the Offer (as defined in the Original 13D) and the Merger was approximately $586,974,471.97, which was funded from cash on hand of Parent.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.”

Item 4.   Purpose of Transaction.

Item 4 of the Original 13D is hereby amended and supplemented by deleting the last paragraph of Item 4 and replacing it with the following paragraphs:

“Merger Sub commenced the Offer on January 13, 2020. In connection with the Offer, also on January 13, 2020, Parent and Merger Sub filed a tender offer statement on Schedule TO with the SEC, and Issuer filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. As of one minute after 11:59 p.m., Eastern Time, on February 10, 2020, when the Offer expired, approximately 26,256,871 shares of Company Common Stock and 46,350 shares of Company Preferred Stock were validly tendered and not properly withdrawn in the Offer, including 618,484 shares of Company Common Stock tendered pursuant to guaranteed delivery procedures. On February 11, 2020, Merger Sub accepted for payment, and expects to as soon as practicable pay for, all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer.

On February 11, 2020, Merger Sub merged with and into Issuer pursuant to Section 251(h) of the General Corporation Law of the State of Delaware and without any stockholder vote, with Issuer surviving the Merger as a wholly-owned subsidiary of Parent, pursuant to the Merger Agreement. At the Effective Time, and as a result of the Merger, each share of Company Common Stock and Company Preferred Stock issued and outstanding immediately prior to such time (other than any (i) Company Common Stock and Company Preferred Stock held in the treasury of Issuer, (ii) Company Common Stock and Company Preferred Stock that at the commencement of the Offer was owned by Parent or Merger Sub, or any direct or indirect wholly-owned subsidiaries of Parent or Merger Sub, (iii) Company Common Stock and Company Preferred Stock that was irrevocably accepted for payment in the Offer and (iv) Company Common Stock and Company Preferred Stock held by stockholders of Issuer who properly demanded and perfected appraisal rights under Delaware law, which were cancelled and for which no payment was delivered) was converted into the right to receive an amount in cash equal to either the Share Offer Price or the Preferred Share Offer Price.

Effective as of five business days prior to, and conditional upon the occurrence of, the Effective Time, each holder of a Company Option that qualified as an incentive stock option within the meaning of Section 422(b) of the United States Internal Revenue Code of 1986, as amended, was entitled to exercise such Company Option in full by providing Issuer with a notice of exercise and full payment of the applicable exercise price in accordance with and subject to the terms of the applicable Issuer equity plan and award agreement.

At the Effective Time, each Company Option that was outstanding immediately prior to the Effective Time was automatically cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (x) the total number of Shares underlying the Company Option multiplied by (y) the excess, if any, of the Merger Consideration over the exercise price of such Company Option; provided that any such Company Option with respect to which the exercise price subject thereto was equal to or greater than the Merger Consideration was canceled for no consideration.

At the Effective Time, each Company RSU that was outstanding immediately prior to the Effective Time became fully vested and was automatically cancelled and converted into the right to receive (without interest) an amount in cash equal to (x) the total number of Shares underlying such award of Company RSUs as of immediately prior to the Effective Time, multiplied by (y) the Merger Consideration. Each award of Company restricted stock units other than those described in the immediately preceding sentence were cancelled for no consideration prior to the Effective Time in accordance with their terms.

At the Effective Time, and as a result of the Merger, all outstanding shares of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time were converted into an aggregate of 1,000 shares of newly and validly issued, fully paid and non-assessable shares of common stock of the Surviving Corporation. Consequently, following the consummation of the Merger on February 11, 2020, Parent became the direct owner of 1,000 shares of common stock of the Surviving Corporation, representing the only outstanding capital of the Surviving Corporation.

At the Effective Time, each of the Support Agreements terminated in accordance with its express terms.

In accordance with the Merger Agreement, at the Effective Time, the directors of Merger Sub immediately prior to the Effective Time became the directors of the Surviving Corporation and the officers of Issuer immediately prior to the Effective Time continued as the officers of the Surviving Corporation. The restated certificate of incorporation and amended and restated bylaws of Issuer were amended and restated in the respective forms attached to the Merger Agreement and as so amended and restated became the certificate of incorporation and bylaws of Issuer. The amended and restated certificate of incorporation of Issuer is attached hereto as Exhibit 4 and is incorporated herein by reference. The second amended and restated bylaws of Issuer are attached hereto as Exhibit 5 and are incorporated herein by reference.

On February 11, 2020, in connection with the Merger, Issuer notified the NYSE of the consummation of the Merger and requested that trading of the shares of Company Common Stock on the NYSE be suspended prior to the opening of trading on February 11, 2020. In addition, at Issuer’s request, the NYSE filed with the SEC an application on Form 25 to delist the shares of Company Common Stock from the NYSE and deregister the shares of Company Common Stock under Section 12(b) of the Securities and Exchange Act of 1934, as amended (the “Act”). Trading of shares of Company Common Stock on the NYSE was suspended prior to the opening of trading on February 11, 2020. Issuer intends to file with the SEC a Form 15 requesting that Issuer’s reporting obligations under Section 13 and Section 15(d) of the Act be suspended.

The information set forth or incorporated by reference in Item 3 is incorporated by reference in this Item 4.”

Item 5.   Interest in Securities of Issuer.

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

“(a), (b)

At the Effective Time, and as a result of the Merger, all outstanding shares of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time were converted into an aggregate of 1,000 shares of newly and validly issued, fully paid and non-assessable shares of common stock of the Surviving Corporation. Consequently, following the consummation of the Merger on February 11, 2020, Parent became the direct owner of, and for purposes of Rule 13d-3, beneficially owns, and has the sole power to vote and dispose of, 1,000 shares of common stock of the Surviving Corporation, representing the only outstanding capital of the Surviving Corporation. In addition, as a result of the Merger, the separate corporate existence of Merger Sub has ceased, and therefore Merger Sub owns no shares of Issuer and has no authority to vote or direct the vote for any shares of Issuer. Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A, beneficially owns or has any voting power or dispositive power over any shares of Company Common Stock.

(c)

Other than as described above, since the filing of the Original 13D on December 30, 2019, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)

As a result of the termination of its corporate existence in connection with the Merger, Merger Sub ceased to be the beneficial owner of any securities of Issuer.

Given that the registration of the shares of Company Common Stock will be terminated, shares of Company Common Stock held by Parent will no longer be subject to reporting under Section 13(d) of the Exchange Act.

Consequently, this Amendment constitutes an exit filing for the Reporting Persons.”

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original 13D is hereby amended and supplemented by adding the following at the end thereof:

“At the Effective Time, each of the Support Agreements terminated in accordance with its express terms.”

Item 7.   Material to be Filed as Exhibits.

Item 7 of the original 13D is hereby amended and supplemented as follows:

“Exhibit 1

Agreement and Plan of Merger by and among IAC/InterActiveCorp, Buzz Merger Sub Inc. and Care.com, Inc. dated as of December 20, 2019 (Incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by IAC/InterActiveCorp and Buzz Merger Sub Inc. on January 13, 2020)

Exhibit 2

Form of Support Agreement, dated as of December 20, 2019, entered into with the parties described in Item 4 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by IAC/InterActiveCorp on December 23, 2019)

Exhibit 3

Joint Filing Agreement, dated December 30, 2019, by and between the Reporting Persons (Incorporated by reference to Exhibit 3 to the Schedule 13D filed by IAC/InterActiveCorp and Buzz Merger Sub Inc. on December 30, 2019)

Exhibit 4	Amended and Restated Certificate of Incorporation of Care.com, Inc. (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Care.com, Inc. on February 11, 2020)

Exhibit 5	Second Amended and Restated Bylaws of Care.com, Inc. (Incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Care.com, Inc. on February 11, 2020)”

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: February 12, 2020

IAC/InterActiveCorp

By:	/s/ Gregg Winiarski
Name:	Gregg Winiarski
Title:	Executive Vice President and General Counsel

Buzz Merger Sub Inc.

By:	/s/ Gregg Winiarski
Name:	Gregg Winiarski
Title:	Vice President and Assistant Secretary